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                              August 8, 2023

       William Wei Huang
       Chief Executive Officer
       GDS Holdings Ltd
       F4/F5, Building C, Sunland International
       No. 999 Zhouhai Road
       Pudong, Shanghai 200137

                                                        Re: GDS Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 4, 2023
                                                            File No. 001-37925

       Dear William Wei Huang:

               We have reviewed your August 3, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 25. Major Customers and Suppliers, page F-59

   1. We note your proposed revised disclosures in response to prior comment 4. Please further revise to clarify that
Contracting Customer C represents the direct sales portion of revenue from End User Customer
One. Also, clarify that a portion of revenue from the two
                                                        significant End User
Customers is also reflected within each of the Contracting Customers revenue percentages.
 William Wei Huang
FirstName  LastNameWilliam Wei Huang
GDS Holdings   Ltd
Comapany
August     NameGDS Holdings Ltd
       8, 2023
August
Page 2 8, 2023 Page 2
FirstName LastName
         You may contact Megan Akst, Staff Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Daniel Ferteg